TAKE CONTROL OF YOUR REMOTE

Work Tech AI & SaaS for Remote Customer & Employee Engagement



REMOTELYME™

VOB VERIFIED

Veteran-Owned Business

90% of sales are now remote.

Social & virtual selling skills & solutions are critical but lacking



Source: Gartner


LinkedIn

Social Sellers are 72% more likely to exceed quota

REMOTELYME™ AI SOCIAL SELLING SYSTEM

LINKEDIN SOCIAL SELLING TRAINING COURSE


Linked in

Storytelling & LinkedIn Social Selling

LINKEDIN AI PERSONALITY PROFILING APP


ENGA
LinkedIn Social Selling

Determines Profile via AI & Neuroscience

PERSONALIZED COMMUNICATIONS PLAYBOOKS


TYPE 2
COMMUNICATIONS PLAYBOOK
HELPER
HELPER PROFILE TYPE
FEELING
SENSING
Warm nature
Caring & helpful
Non-reactive

Neuroscience-based Selling & Recruiting

18 PROSPECT INFORMATION PORTALS


Health Assessment
Challenges
Tracker
Diet Tips
NASA HealthReel: Health Analysis App (VeryCool!)

Builds Prospect Trust, Action & Loyalty

AI Neuroscience Personality Profiling App (Chrome/Edge)

- *Extracts LinkedIn/Web Info*
- *Advanced AI Neuroscience Profiling & “Brain” Scoring*
- *Patent-Pending Personality Profiling, Not DiSC, etc.*
- *Sales-Aligned Playbooks & Templates*
- *Far More Accurate Than Competitors*


ENGAGE86™
LinkedIn Social Selling System & App
Linked in
ENGAGE86
German Garcia-Fresco
Neuroscientist
Location: San Diego
Current: Neuroscientist
Previous Empolyer: ANRI
Education: PhD Neuroscience
PROFILE TYPE
Estimated Accuracy is 42%
ACHIEVER
CLICK FOR THE COMMUNICATIONS PLAYBOOK
How acurate is this profile?
German's Personality
German Garcia-Fresco, PhD.
Greater San Diego Area
Providing services
See all details
SUBMIT

$76B TAM

$8B SAM

Markets


CUSTOMER
ENGAGEMENT
$2B
We Start Here
EMPLOYEE
ENGAGEMENT
$74B
Then Go Here

Sources: Starr Research ResearchandMarkets

TAM: Total Available Market SAM: Serviceable Available Market

GO-TO-MARKET

SOLUTION

Social Selling System


Linked in
ENGA
LinkedIn Social Selling

AI LinkedIn App
Social Selling Course
Comm Playbooks

B2B ABM TARGETS

Sales Teams / Recruiters



Remote sales teams
50 to 5K sales reps
Tech, RE, Ins, etc.

CAMPAIGNS

Demand Generation


HOW CAN YOU INCREASE SALES PIPELINES BY...
217%
ENGAGE86

Events/Email: 15K+ prospects
LinkedIn: 15K+ prospects
Pipeline: 50K+ users

B2B = Business to Business
ABM = Account Based Marketing

ACTUAL RESULTS

ENGAGE86™

VISA



SR DIRECTOR MKTG

Customer Engagement

4.5% → 9.2%

Sales Team Engagement

29% → 78%

Linkedin

Social Selling System

CUSTOMER ENGAGEMENT

Julie is a remote sales agent. We show her how to build *trust* and make sales…



Social Selling Training Course

Julie learns how to use LinkedIn to engage with 600M prospects…


FROG86™
Neuroscience
Storytelling Proven
Across 50K+ Sales Pros
hp
CISCO
ORACLE
VISA
SAP
Booz Allen
Next Generation Be
The Challenger Sale
LinkedIn
FROG SELLING
FROG 3-Act Sales Play aligns with The Challenger Sales framework
ACT I Like Me
Relaxed Confident Friendly
Emotional
TEACHING


ENGAGE86
German Garcia-Fresco
Neuroscientist
Location: San Diego
Current: Neuroscientist
Previous Empolyer: ANRI
Education: PhD Neuroscience
Linkedin URL: https://www.linkedin
PROFILE TYPE
Estimated Accuracy is 42%
ACHIEVER
CLICK FOR THE COMMUNICATIONS PLAYBOOK
How acurate is this profile?
SUBMIT
Linked in
Search
German's Personality
German Garcia-Fresco, PhD.
Neuroscientist ◊ Speaker ◊ Author
Greater San Diego Area · 500+ connectio
Providing services
Life Coaching, Public Speaking, Executive Coa
See all details
LinkedIn Social Selling Sy

LinkedIn Profile Prospecting App

Julie determines a prospect’s profile using our AI Chrome/Edge App

NLP Communications Playbooks

Julie uses neurolinguistic (NLP) playbooks to engage with clients and build trust



REMOTE86™
TYPE 2
COMMUNICATIONS PLAYBOOK
HELPER
Improve Relationships, Help Teammates
Nurturing & Caring Environment
Non-Confrontational Team Focus
HELPER PROFILE TYPE
FEELING + SENSING
They care about others as personal and professional relationships are important to them
They prefer to give more than receive at home or work and strive to be helpful wherever possible
They prefer to be supportive and a team player rather than frequently take center stage
FEELING
Heart-decisions
Relation-oriented
Conflict-avoidant
SENSING
Warm nature
Caring & helpful
Non-reactive
MEDIUM NOREPINEPHRINE
FEELING
SENSING
HIGH SEROTONIN
JUDGING
LOW SEROTONIN
PERCEIVING
ACHIEVER
INDIVIDUALIST
EXTROVERTED
INTROVERTED

LEADWELL86™

18 Neur
Engagem

- ✓ *Improve Brain Scores*
- ✓ *Increase Health & Vitality*
- ✓ *HIPAA-Compliant*
- ✓ *HITRUST-Secure*



COVID-19: CoronaVirus Protection & Prevention Information
Wellness Challenges
Leadership: Career, Coaching, Commitment, Compensation

NASA
Stanford University
The Ken Blanchard Companies
The Leadership Difference.®
HARVARD UNIVERSITY

Prospect Incentives

Julie gives her clients the gift of health and career enhancement to drive action

Employee Engagement

Julie improves her own productivity, stamina and skills to exceed quota


TEAMS86™
Neuroscience E
Engagement & Product
Employee Wellness, Stress,
Leadership & Balance Analysis
Stress Level
Stamina Level
Diet Level
Dopamine Score
Serotonin Score
Norep Score
Health Score
TEAMS86
PRODUCTIVITY
Overall Health Level
Leadership Situations
Average Stress Level
Profile Types

COMPARISON

REMOTELYME™

Why do other solutions fail?



They use outdated and inaccurate personality profiling invented 60+ years ago that's not based on science.



They don't use LinkedIn Social Selling or neuroscience storytelling that increases retention and results by 1400%.


?

Their "playbooks" aren't customizable and don't align with sales training like Sandler, Miller Heiman, SPIN, Challenger Sale, etc.

COMPETITION

Crystal

$2M Series A
$5M Series B



Initiator
Influencer
Motivator
Encourager
Harmonizer
Counselor
Supporter
Planner
Stabilizer
Editor
Analyst
Skeptic
Questioner
Architect
Captain
Driver
Michael's DISC type
Analyst (C)
Michael is primarily driven
decision-making.
ACCURATE
RESERVED
Gather information from Michael
When gathering information from Michael...
Ask specifically for what you need
Learn more about his ideas for resolving the issue
Clarify the details regularly
Find out what his expectations are for fixing his issue

"I'm Miller Heiman trained and this does not align."



Noor Elarbi
Predicted Profile
Noor tends to appreciate learning new skills and diving deep into complex problems to find solutions.
Likes: improving processes
Avoids: disruption
PERSONALITY GRAPH
Dominant
Influential
Conscientious
Steady
PERSONALITY TRAITS
Risk Tolerant
Risk Adverse
Trusting
Skeptical

GOOD

- *Uses AI to determine profiles*
- *Excellent customer traction*
- *Attractive interface & info display*

BAD

- *Uses inaccurate AI analysis, no scoring*
- *No neuroscience or sales alignment*
- *Uses outdated & inaccurate DiSC (created in 1928)*

No IP, Just a Pretty Face

COMPETITION

traitify

$10M Series A
$12M Series B



traitify Talent Assessment
Top of My Game
Me
Not Me
traitify alent Assessment
ERSONALITY BLEND
Inventor/Planner
Creative yet organized, you have a myriad of strengths. You have systems of keeping things that are important to you organized, but your creative mind allows you to follow your whims. You enjoy spending time with other people, especially at artistic events. However, you are equally happy on your own, often engrossed in a project that causes you to lose track of time as you work. Your penchant for routine and details allows you to navigate these different interests with ease.
PERSONALITY BREAKDOWN

"That's not me? I'm never at the top of my game?"

GOOD

- *Uses pics versus text*
- *Fast assessment for candidates*
- *Attractive interface, strong traction*

BAD

- *Uses inaccurate Yes or No questions*
- *No neuroscience, scores or playbooks*
- *Uses outdated & inaccurate BIG FIVE (classifies for neuroticism)*

Neuroticism is a Hiring Trait?

COMPETITION

$80M Funding
$450M Acquisition
(by LinkedIn)



AT&T
1:29 PM
100%
app.glintinc.com
2/6
Hello.
Please take a few minutes to provide feedback on how we can become more effective as a team.
English
01.
I am satisfied with my work team.
Strongly disagree
Strongly Agree
1
2
3
4
5

"When stress is high and trust is low, I hate my team."



All Teams
66
2
65
Service
49
Sales
66
Engineering
67
G&A
73
All Teams
Done
eSat
66
Growth
42
Creativity
45
Rewards
58
Culture
61
Recognition
61
Resources
63
Pulse Info
Done
Response rate was 77%
66
4k
1456

GOOD

- *Uses behavioral science for surveys*
- *Excellent reporting, drilldown, GUI*
- *Acquired by LinkedIn, strong traction*

BAD

- *No neuroscience profile adjustments*
- *No stress, trust, or leadership metrics*
- *No wellness or engagement portals*
- *4X the cost per employee*

Surveys are Not Enough



The Past
D I C S
The Myers-Briggs Company
PI THE PREDICTIVE INDEX
THE BIG 5
STRENGTHS FINDER 2.0
1940
1960
1980
2000

The Future

BRAINSCORE86™

6


DOPAMINE
HO
HO
NH2

Extroverted

8


NOREPINEPHRINE
OH
HO
HO
NH2

Logical

2


SEROTONIN
HO
HN
NH2

Judging



Teams Who've Trusted Us

To help their teams succeed…


hp
ORACLE
Symantec.
CISCO
VISA
Booz Allen
SAP
INTERMEDIA
LOGICALIS
LogMeIn
AVNET
BlackBerry
CYLANCE
imperva

(Current or previous clients that have used our solutions or services)

$660K MRR OPPORTUNITY

REMOTELYME™

110K Employees X $6/mo = $660K MRR

COUNTY OF LOS ANGELES CALIFORNIA

Remote Work =

- *High Stress*
- *Low Productivity*
- *Low Trust*

ROI =

- *33% More Productivity*
- *33% Lower Staff Costs*
- *33% Lower Healthcare*

(Pipeline opportunity, not a current paying customer, forward-looking projections cannot be guaranteed)

REMOTELYME™



PROFESSIONAL PLAN
$19 / MO



TEAM PLAN (5 PER)
$145 / MO



ENTERPRISE PLAN (20 PER)
$499 / MO

OUR SUCCESS

~$30K / MO RUN RATE



B2B:
MRR & Consulting
B2B2C:
Advertising
B2C:
Products

amazon

VETERAN LEADERS
BOOKS, PRODUCTS & SERVICES CREATED BY VETERANS

Better Homes and Gardens REAL ESTATE

BehavioSec

Malwarebytes

imperva

VISA CyberSource

FORTINET

EXECUTIVE TEAM

THREE SUCCESSFUL EXITS

HQ: San Diego, CA

CEO: Bill Reed—CxO, MBA, Navy Diver, 3 Exits

COO: Tony Stewart—COO Navy SEALs, HR Exec

CTO: Dr. German Fresco—PhD Neuroscientist

CSO: Greg Warrick—CSO Fortune 50 Firm

CMO: Steve Doolittle—NFL Alumni, CMO

INVESTMENT
OPPORTUNITY

REMOTELYME

$1M SEED

- ✓ **SAFE**
- ✓ **$9M CAP**
- ✓ **$30K/MO REVENUE**

TAKE CONTROL OF YOUR REMOTE

INFO@ARETANIUM.COM



REMOTELYME

VAMBOA
Veteran and Military Business Owners Association

Veteran-Owned Business